Exhibit 99.1

Phoenix New Media Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 18, 2019

BEIJING, China, March 19, 2019 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

“As online content regulation in China became increasingly stringent during 2018, we continued to adapt and evolve with the changing media landscape. As an industry leader, we remain steadfast in our commitment to providing our users with leading professional journalism and world-class news content,” Mr. Shuang Liu, CEO of Phoenix New Media, commented. “In the fourth quarter, we actively expanded our user base and service offerings by diversifying into lifestyle verticals like entertainment and fashion, refining our We-Media operations, increasing investments in our digital reading business, enhancing our video operations, and accelerating our in-house original content production capabilities. Looking forward to 2019, we will maintain our focus on optimizing both our users’ experience and the ROI for our advertisers. We are also looking for opportunities to expand our products and content offerings through mergers and acquisitions.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “In the fourth quarter of 2018, our total revenues decreased by 13.5% year over year to RMB399.2 million under the new accounting standard of ASC606 and decreased by 6.0% year over year to RMB434.1 million under the prior accounting standard of ASC605, primarily as a result of 14-day temporary service suspension and the macroeconomic slowdown. However, as the fourth quarter normally is our strongest quarter, our total revenues increased by 21.2% sequentially, driven by a 26.5% growth of our advertising revenues compared to the third quarter of 2018 under the new accounting standard of ASC606. The advertising revenue generated from our FENG app has increased by 24.5% year-over-year in the fourth quarter of 2018 under the prior accounting standard. While we are expecting the economic headwind to continue into 2019, we are confident that our continuous efforts in diversifying our revenue streams and improving the synergies between our business lines will help us weather through the near-term uncertainties and deliver long-term value to our shareholders.”

Acquisition of Yitian Xindong

On December 19, 2018, the Company announced that it entered into an agreement to acquire 25.5% equity interests in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong”), for an aggregate purchase price of RMB144 million (the “Acquisition”). Yitian Xindong owns the mobile application Tadu, a leading online digital reading application in China that currently has more than one million daily active users.

On December 28, 2018, the Company completed the Acquisition and gained a 51.0% voting rights of Yitian Xindong by entering an agreement with Shenzhen Bingruixin Technology Co., Ltd.

(“Bingruixin”), a 25.5% shareholder of Yitian Xindong, who agreed to entrust voting rights with respect to the 25.5% equity interests in Yitian Xindong to the Company. Accordingly, the Company was able to consolidate Yitian Xindong and had consolidated the unaudited financial statements of Yitian Xindong for the 3-day period from December 29, 2018 to December 31, 2018. The revenue of Yitian Xindong for the 3-day period was RMB1.1 million (US$0.2 million), which was included in the consolidated paid service revenues.

On March 1, 2019, the Company acquired another 25.5% equity interests in Yitian Xindong from Bingruixin. As a result, the Company currently holds 51.0% equity interests in and a 51.0% voting rights of Yitian Xindong and expects to continue to consolidate Yitian Xindong’s financial statements.

Adoption of ASC606

Beginning from January 1, 2018, the Company adopted a new accounting standard of ASC606, Revenue from Contracts with Customers (the “new accounting standard”) by applying the modified retrospective method. The financial data presented in the Company’s financial statements for the quarters of 2018 and the fiscal year 2018 are in accordance with the new accounting standard while all financial data presented for the quarters of 2017 and the fiscal year 2017 are in accordance with ASC605, Revenue Recognition (the “prior accounting standard”).

The impact of applying the new accounting standard on the Company’s unaudited financial results as compared to the prior accounting standard for the quarter ended December 31, 2018 was as follows:

	Three Months Ended December 31, 2018
		Adjustments
	Prior Accounting Standard (1)	Sales Taxes And Surcharges	Barter Transactions	Contract Fulfillment Costs	New Accounting Standard (2)
	(RMB in thousands)

Revenues	434,068	(35,821)	987	—	399,234
Net advertising revenues	388,667	(33,675)	987	—	355,979
Paid services revenues	45,401	(2,146)	—	—	43,255
Cost of revenues	(217,198)	35,821	(52)	157	(181,272)
Gross profit	216,870	—	935	157	217,962
Operating expenses	(254,447)	—	(2,564)	—	(257,011)
Sales and marketing expenses	(152,958)	—	(2,564)	—	(155,522)
Loss from operations	(37,577)	—	(1,629)	157	(39,049)

Note:

(1) This financial information for the three months ended December 31, 2018 was presented under the prior accounting standard (ASC605).

(2) This financial information for the three months ended December 31, 2018 was presented under the new accounting standard (ASC606).

Fourth Quarter 2018 Financial Results

REVENUES

Total revenues for the fourth quarter of 2018 were RMB399.2 million (US$58.1 million) under the new accounting standard, which represented a decrease of 13.5% from RMB461.8 million in the fourth quarter of 2017.

Net advertising revenues for the fourth quarter of 2018 were RMB355.9 million (US$51.8 million) (net of advertising agency service fees and sales taxes and surcharges) under the new accounting standard, which represented a decrease of 13.3% from RMB410.5 million in the fourth quarter of 2017.

Paid services revenues1 for the fourth quarter of 2018 were RMB43.3 million (US$6.3 million) under the new accounting standard, which represented a decrease of 15.6% from RMB51.2 million in the fourth quarter of 2017. Revenues from digital entertainment2 for the fourth quarter of 2018 decreased by 23.3% to RMB30.3 million (US$4.4 million) from RMB39.5 million in the fourth quarter of 2017.

1 Paid services revenues comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

2 Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

Revenues from games and others3 for the fourth quarter of 2018 increased by 10.5% to RMB13.0 million (US$1.9 million) from RMB11.7 million in the fourth quarter of 2017.

Under the prior accounting standard ASC605, total revenues for the fourth quarter of 2018 would have been RMB434.1 million (US$63.1 million), which would have represented a decrease of 6.0% from RMB461.8 million in the fourth quarter of 2017.

Under the prior accounting standard ASC605, net advertising revenues for the fourth quarter of 2018 would have been RMB388.7 million (US$56.5 million), which would have represented a decrease of 5.3% from RMB410.5 million in the fourth quarter of 2017, primarily attributable to a 29.2% year-over-year decrease in PC advertising revenues, partially offset by a 24.5% year-over-year increase in mobile application advertising revenues. The decrease in net advertising revenues was mainly due to the challenging market condition and the negative impact from the 14-day temporary service suspension of ifeng News mobile application, WAP, and certain channels on ifeng.com between September 26, 2018 and October 9, 2018.

Under the prior accounting standard ASC605, paid services revenues for the fourth quarter of 2018 would have been RMB45.4 million (US$6.6 million), which would have represented a decrease of 11.4% from RMB51.2 million in the fourth quarter of 2017. Under the prior accounting standard ASC605, revenues from digital entertainment for the fourth quarter of 2018 would have been RMB31.6 million (US$4.6 million), which would have represented a decrease of 19.9% from RMB39.5 million in the fourth quarter of 2017, due to a 23.2% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Under the prior accounting standard ASC605, revenues from online digital reading for the fourth quarter of 2018 would have been RMB14.4 million (US$2.1 million), which would have represented a decrease of 15.5% from RMB17.0 million in the fourth quarter of 2017, mainly due to the tightening regulations in China regarding online digital reading content and the impact of the 14-day temporary service suspension. Under the prior accounting standard ASC605, revenues from games and others for the fourth quarter of 2018 would have been RMB13.8 million (US$2.0 million), which would have represented an increase of 17.2% from RMB11.7 million in the fourth quarter of 2017.

COST OF REVENUES

Cost of revenues for the fourth quarter of 2018 was RMB181.3 million (US$26.4 million) under the new accounting standard, which represented a decrease of 13.1% from RMB208.7 million in the fourth quarter of 2017. Under the prior accounting standard ASC605, cost of revenues for the fourth quarter of 2018 would have been RMB217.2 million (US$31.6 million), which would have represented an increase of 4.1% from RMB208.7 million in the fourth quarter of 2017. The decrease in cost of revenues under the new accounting standard was mainly due to:

•                  The sales taxes and surcharges were RMB35.8 million (US$5.2 million) in the fourth quarter of 2018, which was excluded from cost of revenues and recorded as a reduction item of revenues under the new accounting standard, as compared to sales taxes and surcharges of RMB39.9 million in the fourth quarter of 2017, which was recorded as a component of cost of revenues under the prior accounting standard ASC605.

3 Games and others include web-based and mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.

•                  Content and operational costs for the fourth quarter of 2018 increased to RMB153.9 million (US$22.4 million) from RMB143.6 million in the fourth quarter of 2017, primarily attributable to an increase in advertisement-related content production cost.

•                  Revenue sharing fees to telecom operators and channel partners for the fourth quarter of 2018 increased to RMB13.2 million (US$1.9 million) from RMB12.4 million in the fourth quarter of 2017, primarily attributable to the increase in fees paid to some channel partners, and partially offset by the decrease in the revenue sharing fees of MVAS products to telecom operators.

•                  Bandwidth costs for the fourth quarter of 2018 increased to RMB14.2 million (US$2.1 million) from RMB12.8 million in the fourth quarter of 2017.

•                  Share-based compensation included in cost of revenues was RMB2.5 million (US$0.4 million) in the fourth quarter of 2018, as compared to RMB1.2 million in the fourth quarter of 2017. The change was mainly due to the adjustment of the estimated forfeiture rate of share-based awards as a result of the demission rate of headcounts recorded in the fourth quarter of 2018.

GROSS PROFIT

Gross profit for the fourth quarter of 2018 was RMB218.0 million (US$31.7 million), as compared to RMB253.1 million in the fourth quarter of 2017. Gross margin for the fourth quarter of 2018 decreased slightly to 54.6% from 54.8% in the fourth quarter of 2017.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the fourth quarter of 2018, which excluded share-based compensation, increased slightly to 55.2% from 55.1% in the fourth quarter of 2017.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses for the fourth quarter of 2018 slightly decreased by 0.6% to RMB257.0 million (US$37.4 million) from RMB258.5 million in the fourth quarter of 2017. Share-based compensation included in operating expenses was RMB2.1 million (US$0.3 million) in the fourth quarter of 2018, as compared to RMB3.5 million in the fourth quarter of 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the fourth quarter of 2018 for share options granted prior to 2018.

Loss from operations for the fourth quarter of 2018 was RMB39.0 million (US$5.7 million), as compared to RMB5.4 million in the fourth quarter of 2017. Operating margin for the fourth quarter of 2018 decreased to negative 9.8% from negative 1.2% in the fourth quarter of 2017, which was primarily due to the decrease in revenues resulting from the impact of the 14-day temporary service suspension and the slowdown of the macroeconomics.

Non-GAAP loss from operations for the fourth quarter of 2018, which excluded share-based compensation, was RMB34.4 million (US$5.0 million), as compared to non-GAAP loss from operations of RMB0.8 million in the fourth quarter of 2017. Non-GAAP operating margin for the fourth quarter of 2018, which excluded share-based compensation, decreased to negative 8.6% from negative 0.2% in the fourth quarter of 2017.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, and others, net4. Total net other income for the fourth quarter of 2018 was RMB19.7 million (US$2.9 million), as compared to RMB19.9 million in the fourth quarter of 2017.

•                  Interest income for the fourth quarter of 2018 decreased to RMB8.6 million (US$1.3 million) from RMB13.2 million in the fourth quarter of 2017.

•                  Interest expense for the fourth quarter of 2018 decreased to RMB2.4 million (US$0.4 million), from RMB3.7 million in the fourth quarter of 2017, which was primarily due to the decrease in outstanding short-term bank loans in the fourth quarter of 2018, as compared to that of 2017.

•                  Foreign currency exchange loss for the fourth quarter of 2018 was RMB0.3 million (US$0.05 million), as compared to foreign currency exchange loss of RMB4.5 million in the fourth quarter of 2017, which was mainly caused by the less significant appreciation of Renminbi against US dollars in the fourth quarter of 2018 as compared to that of 2017 that generated less exchange loss in Renminbi denominated borrowings recorded in the Company’s subsidiaries whose functional currency is not Renminbi.

•                  Income from equity method investments for the fourth quarter of 2018, net of impairments, was RMB4.0 million (US$0.6 million), as compared to income from equity method investments of RMB4.9 million in the fourth quarter of 2017.

•                  Others, net, for the fourth quarter of 2018 decreased slightly to RMB9.9 million (US$1.4 million), from RMB10.0 million in the fourth quarter of 2017.

NET INCOME/ (LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the fourth quarter of 2018 was RMB38.3 million (US$5.6 million), as compared to net income attributable to Phoenix New Media Limited of RMB11.8 million in the fourth quarter of 2017. Net margin for the fourth quarter of 2018 decreased to negative 9.6% from positive 2.6% in the fourth quarter of 2017. Net loss per diluted ADS5 in the fourth quarter of 2018 was RMB0.53 (US$0.08), as compared to net income per diluted ADS of RMB0.16 in the fourth quarter of 2017.

4  “Others, net” primarily consists of government subsidies and litigation loss provisions.

5  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Non-GAAP net loss attributable to Phoenix New Media Limited for the fourth quarter of 2018, which excluded share-based compensation and income or loss from equity method investments, net of impairments, was RMB37.7 million (US$5.5 million), as compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB11.6 million in the fourth quarter of 2017. Non-GAAP net margin for the fourth quarter of 2018 decreased to negative 9.4% from positive 2.5% in the fourth quarter of 2017. Non-GAAP net loss per diluted ADS in the fourth quarter of 2018 was RMB0.52 (US$0.08), as compared to non-GAAP net income per diluted ADS of RMB0.16 in the fourth quarter of 2017.

For the fourth quarter of 2018, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,767,164. As of December 31, 2018, the Company had a total of 582,149,952 ordinary shares outstanding, or the equivalent of 72,768,744 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2018, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.36 billion (US$197.3 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Fiscal Year 2018 Financial Results

The impact of applying the new accounting standard on the Company’s unaudited financial results as compared to the prior accounting standard for the year ended December 31, 2018 was as follows:

	Year Ended December 31, 2018
		Adjustments
	Prior Accounting Standard (1)	Sales Taxes And Surcharges	Barter Transactions	Contract Fulfillment Costs	New Accounting Standard (2)
	(RMB in thousands)

Revenues	1,495,691	(122,962)	4,650	—	1,377,379
Net advertising revenues	1,306,930	(113,309)	4,650	—	1,198,271
Paid services revenues	188,761	(9,653)	—	—	179,108
Cost of revenues	(719,213)	122,962	(454)	157	(596,548)
Gross profit	776,478	—	4,196	157	780,831
Operating expenses	(900,536)	—	(4,317)	—	(904,853)
Sales and marketing expenses	(533,245)	—	(4,317)	—	(537,562)
Loss from operations	(124,058)	—	(121)	157	(124,022)

Note:

(1) This financial information for the year ended December 31, 2018 was presented under the prior accounting standard (ASC605).

(2) This financial information for the year ended December 31, 2018 was presented under the new accounting standard (ASC606).

REVENUES

Total revenues for fiscal year 2018 were RMB1.38 billion (US$200.3 million) under the new accounting standard, which represents a decrease of 12.6% from RMB1.58 billion in fiscal year 2017.

Net advertising revenues for fiscal year 2018 were RMB1.20 billion (US$174.3 million) (net of advertising agency service fees and sales taxes and surcharges) under the new accounting standard, which represented a decrease of 11.5% from RMB1.35 billion in fiscal year 2017.

Paid service revenues for fiscal year 2018 were RMB179.1 million (US$26.1 million) under the new accounting standard, which represented a decrease of 19.2% from RMB221.6 million in fiscal year 2017.

Under the prior accounting standard ASC605, total revenues for fiscal year 2018 would have decreased by 5.0% to RMB1.50 billion (US$217.5 million) from RMB1.58 billion in fiscal year 2017.

Under the prior accounting standard ASC605, net advertising revenues (net of advertising agency service fees and sales taxes and surcharges) for fiscal year 2018 would have decreased by 3.4% to RMB1.31 billion (US$190.1 million) from RMB1.35 billion in fiscal year 2017, primarily due to the decrease in PC advertising revenues, which was partially offset by the 28.9% year-over-year growth in mobile application advertising revenues.

Under the prior accounting standard ASC605, paid service revenues for fiscal year 2018 would have decreased by 14.8% to RMB188.8 million (US$27.5 million) from RMB221.6 million in fiscal year 2017, which was primarily due to the 39.5% year-over-year decrease of revenues from MVAS products.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for fiscal year 2018 was RMB596.5 million (US$86.8 million) under the new accounting standard, which represented a decrease of 18.0% from RMB727.2 million in fiscal year 2017. Under the prior accounting standard ASC605, cost of revenues for fiscal year 2018 would have been RMB719.2 million (US$104.6 million), which would have represented a decrease of 1.1% from RMB727.2 million in fiscal year 2017. Share-based compensation included in cost of revenues was RMB3.7 million (US$0.5 million) in fiscal year 2018, as compared to RMB5.0 million in fiscal year 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in fiscal year 2018 for share options granted prior to 2018.

Gross profit for fiscal year 2018 decreased to RMB780.8 million (US$113.6 million) from RMB847.9 million in fiscal year 2017. Gross margin for fiscal year 2018 increased to 56.7% from 53.8% in fiscal year 2017. Non-GAAP gross margin, which excludes share-based compensation, for fiscal year 2018 increased to 57.0% from 54.2% in fiscal year 2017.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for fiscal year 2018 increased to RMB904.8 million (US$131.6 million) from RMB832.9 million in fiscal year 2017. The increase in operating expenses was primarily attributable to the increase in mobile traffic acquisition expenses. Share-based compensation included in operating expenses decreased to RMB10.2 million (US$1.5 million) in fiscal year 2018 from RMB15.8 million in fiscal year 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in fiscal year 2018 for share options granted prior to 2018.

Loss from operations for fiscal year 2018 was RMB124.0 million (US$18.0 million), as compared to income from operations of RMB15.0 million in fiscal year 2017. Operating margin for fiscal year 2018 was negative 9.0%, as compared to positive 1.0% in fiscal year 2017.

Non-GAAP loss from operations, which excluded share-based compensation, for fiscal year 2018 was RMB110.0 million (US$16.0 million), as compared to non-GAAP income from operations of RMB35.8 million in fiscal year 2017. Non-GAAP operating margin for fiscal year 2018 was negative 8.0%, as compared to positive 2.3% in fiscal year 2017.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for fiscal year 2018 was RMB63.2 million (US$9.2 million), as compared to net income attributable to Phoenix New Media of RMB37.5 million in fiscal year 2017. Net margin for fiscal year 2018 was negative 4.6%, as compared to positive 2.4% in fiscal year 2017. Net loss per diluted ADS for fiscal year 2018 was RMB0.87 (US$0.13), as compared to net income per diluted ADS of RMB0.51 in fiscal year 2017.

Non-GAAP net loss attributable to Phoenix New Media Limited for fiscal year 2018, which excluded share-based compensation and income/(loss) from equity method investments, net of impairments, was RMB54.6 million (US$7.9 million), as compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB52.0 million in fiscal year 2017. Non-GAAP net margin for fiscal year 2018 was negative 4.0%, as compared to positive 3.3% in fiscal year 2017. Non-GAAP net loss per diluted ADS for fiscal year 2018 was RMB0.75 (US$0.11), as compared to non-GAAP net income per diluted ADS of RMB0.70 in fiscal year 2017.

Business Outlook

For the first quarter of 2019, the Company expects its total revenues to be between RMB254.8 million and RMB274.8 million; net advertising revenues are expected to be between RMB193.8 million and RMB208.8 million; and paid services revenues are expected to be between RMB61.0 million and RMB66.0 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on March 18, 2019 (March 19, 2019 at 9:00 a.m. Beijing/Hong Kong time) to discuss its fourth quarter and fiscal year 2018 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135440
Mainland China:	4001200654
Hong Kong:	+852 30186776
United States:	+1 8456750438
United Kingdom:	08000159724
Australia:	1300713759
Conference ID:	7279276

A replay of the call will be available through March 26, 2019 by using the dial-in numbers and conference ID below:

International:	+61 290034211
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 6462543697
Conference ID:	7279276

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity method investments, net of impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and income or loss from equity method investments, net of impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals such as news, finance, fashion, military and digital reading, and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, HTML5-based mobile Internet websites, and mobile digital reading application; and its operations with the telecom operators that provides content and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	362,862	174,024	25,311
Term deposits and short term investments	737,657	912,594	132,731
Restricted cash	336,700	269,648	39,219
Accounts receivable, net	458,744	484,113	70,411
Amounts due from related parties	187,214	91,228	13,269
Prepayment and other current assets	57,458	88,963	12,938
Convertible loans due from a related party	102,631	—	—
Total current assets	2,243,266	2,020,570	293,879
Non-current assets:
Property and equipment, net	64,454	95,631	13,909
Intangible assets, net	6,712	97,448	14,173
Goodwill	—	338,288	49,202
Available-for-sale debt investments	1,196,330	1,961,474	285,285
Equity investments, net	15,342	33,694	4,901
Deferred tax assets	60,460	60,160	8,750
Other non-current assets	12,544	23,454	3,411
Total non-current assets	1,355,842	2,610,149	379,631
Total assets	3,599,108	4,630,719	673,510
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	330,000	267,665	38,930
Accounts payable	262,657	264,753	38,507
Amounts due to related parties	14,140	25,218	3,668
Advances from customers	65,196	54,601	7,941
Taxes payable	92,214	101,386	14,746
Salary and welfare payable	134,471	132,316	19,245
Accrued expenses and other current liabilities	173,253	227,328	33,063
Total current liabilities	1,071,931	1,073,267	156,100
Non-current liabilities:
Deferred tax liabilities	1,312	140,960	20,502
Long-term liabilities	24,714	26,131	3,801
Total non-current liabilities	26,026	167,091	24,303
Total liabilities	1,097,957	1,240,358	180,403
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,180	17,487	2,543
Class B ordinary shares	22,053	22,053	3,207
Additional paid-in capital	1,587,575	1,604,588	233,378
Statutory reserves	81,237	87,620	12,744
Retained earnings	229,250	159,621	23,215
Accumulated other comprehensive income	570,244	1,188,358	172,840
Total Phoenix New Media Limited shareholders’ equity	2,507,539	3,079,727	447,927
Noncontrolling interests	(6,388)	310,634	45,180
Total shareholders’ equity	2,501,151	3,390,361	493,107
Total liabilities and shareholders’ equity	3,599,108	4,630,719	673,510

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising revenues	410,547	281,500	355,979	51,775	1,353,480	1,198,271	174,281
Paid service revenues	51,240	47,840	43,255	6,291	221,612	179,108	26,050
Total revenues	461,787	329,340	399,234	58,066	1,575,092	1,377,379	200,331
Cost of revenues	(208,679)	(152,236)	(181,272)	(26,365)	(727,197)	(596,548)	(86,764)
Gross profit	253,108	177,104	217,962	31,701	847,895	780,831	113,567
Operating expenses:
Sales and marketing expenses	(156,590)	(140,998)	(155,522)	(22,620)	(493,664)	(537,562)	(78,185)
General and administrative expenses	(50,457)	(41,692)	(44,670)	(6,497)	(146,923)	(162,568)	(23,645)
Technology and product development expenses	(51,494)	(50,969)	(56,819)	(8,264)	(192,325)	(204,723)	(29,776)
Total operating expenses	(258,541)	(233,659)	(257,011)	(37,381)	(832,912)	(904,853)	(131,606)
(Loss)/income from operations	(5,433)	(56,555)	(39,049)	(5,680)	14,983	(124,022)	(18,039)
Other income/(loss):
Interest income	13,213	12,349	8,608	1,252	54,286	47,445	6,901
Interest expense	(3,746)	(3,080)	(2,442)	(355)	(22,221)	(13,544)	(1,970)
Foreign currency exchange (loss)/gain	(4,481)	6,066	(317)	(46)	(23,560)	6,849	996
Income from equity method investments, net of impairments	4,865	4,240	3,977	578	6,296	5,352	778
Gain on disposal of convertible loans due from a related party	—	10,565	—	—	—	10,565	1,537
Others, net	10,037	5,773	9,854	1,433	19,423	21,848	3,178
Income/(loss) before tax	14,455	(20,642)	(19,369)	(2,818)	49,207	(45,507)	(6,619)
Income tax (expense)/benefit	(3,294)	3,889	(20,220)	(2,941)	(14,783)	(20,105)	(2,924)
Net income/(loss)	11,161	(16,753)	(39,589)	(5,759)	34,424	(65,612)	(9,543)
Net loss attributable to noncontrolling interests	660	127	1,292	188	3,048	2,390	348
Net income/(loss) attributable to Phoenix New Media Limited	11,821	(16,626)	(38,297)	(5,571)	37,472	(63,222)	(9,195)
Net income/(loss)	11,161	(16,753)	(39,589)	(5,759)	34,424	(65,612)	(9,543)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments**	22,227	52,111	462,558	67,276	321,538	566,320	82,368
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(14,609)	39,966	(2,534)	(369)	(49,640)	51,794	7,533
Comprehensive income	18,779	75,324	420,435	61,148	306,322	552,502	80,358
Comprehensive loss attributable to noncontrolling interests	660	127	1,292	188	3,048	2,390	348
Comprehensive income attributable to Phoenix New Media Limited	19,439	75,451	421,727	61,336	309,370	554,892	80,706
Net income/(loss) attributable to Phoenix New Media Limited	11,821	(16,626)	(38,297)	(5,571)	37,472	(63,222)	(9,195)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.02	(0.03)	(0.07)	(0.01)	0.07	(0.11)	(0.02)
Diluted	0.02	(0.03)	(0.07)	(0.01)	0.06	(0.11)	(0.02)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.16	(0.23)	(0.53)	(0.08)	0.52	(0.87)	(0.13)
Diluted	0.16	(0.23)	(0.53)	(0.08)	0.51	(0.87)	(0.13)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	576,851,243	581,962,548	582,137,314	582,137,314	574,786,887	581,084,453	581,084,453
Diluted	591,174,724	581,962,548	582,137,314	582,137,314	590,433,907	581,084,453	581,084,453

*    Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

**  The Company adopted ASU 2016-1, Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018. After the adoption of this new accounting standard, the Company measures long-term equity investments, other than those accounted for under the equity method, at fair value through earnings. As investments in Particle meet the definition of debt securities, which are recorded as available-for-sale investments, there is no impact of the adoption of ASU 2016-1 on the available-for-sale investments in Particle and the changes in their fair value continue to be recorded in other comprehensive income.

There were minor revisions to revenues and cost of revenues for the previous quarters of 2018, which were determined as immaterial adjustment under SEC Staff Accounting Bulletin: No. 99 – Materiality.

Phoenix New Media Limited

Condensed Segment Information

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenues:
Net advertising service	410,547	281,500	355,979	51,775	1,353,480	1,198,271	174,281
Paid service	51,240	47,840	43,255	6,291	221,612	179,108	26,050
Total revenues	461,787	329,340	399,234	58,066	1,575,092	1,377,379	200,331
Cost of revenues
Net advertising service	181,361	132,519	166,652	24,239	602,945	517,533	75,272
Paid service	27,318	19,717	14,620	2,126	124,252	79,015	11,492
Total cost of revenues	208,679	152,236	181,272	26,365	727,197	596,548	86,764
Gross profit
Net advertising service	229,186	148,981	189,327	27,536	750,535	680,738	99,009
Paid service	23,922	28,123	28,635	4,165	97,360	100,093	14,558
Total gross profit	253,108	177,104	217,962	31,701	847,895	780,831	113,567

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Audited*	Unaudited	Unaudited

Revenue sharing fees	12,350	14,261	13,201	1,920	72,613	47,539	6,914
Content and operational costs	143,588	123,281	153,866	22,379	466,379	491,868	71,539
Bandwidth costs	12,830	14,694	14,205	2,066	55,050	57,141	8,311
Sales taxes and surcharges**	39,911	—	—	—	133,155	—	—
Total cost of revenues	208,679	152,236	181,272	26,365	727,197	596,548	86,764

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

** The sales taxes and surcharges in the quarters of 2018 and the fiscal year 2018 were excluded from cost of revenues and recorded as a reduction of revenues under the new revenue recognition accounting standard (ASC606), while sales taxes and surcharges in the quarters of 2017 and fiscal year 2017 were recorded as a component of cost of revenues under the prior accounting standard (ASC605).

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended December 31, 2017				Three Months Ended September 30, 2018				Three Months Ended December 31, 2018
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	253,108	1,221	(1)	254,329	177,104	442	(1)	177,546	217,962	2,469	(1)	220,431
Gross margin	54.8%			55.1%	53.8%			53.9%	54.6%			55.2%
(Loss)/income from operations	(5,433)	4,677	(1)	(756)	(56,555)	2,535	(1)	(54,020)	(39,049)	4,614	(1)	(34,435)
Operating margin	(1.2)%			(0.2)%	(17.2)%			(16.4)%	(9.8)%			(8.6)%
		4,677	(1)			2,535	(1)			4,614	(1)
		(4,865	)(2)			(4,240	)(2)			(3,977	)(2)
Net income/(loss) attributable to Phoenix New Media Limited	11,821	(188)		11,633	(16,626)	(1,705)		(18,331)	(38,297)	637		(37,660)
Net margin	2.6%			2.5%	(5.0)%			(5.6)%	(9.6)%			(9.4)%
Net income/(loss) per ADS—diluted	0.16			0.16	(0.23)			(0.25)	(0.53)			(0.52)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	73,896,840			73,896,840	72,745,318			72,745,318	72,767,164			72,767,164

(1) Share-based compensation

(2) Income from equity method investments, net of impairments

Non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Twelve Months Ended December 31, 2017				Twelve Months Ended December 31, 2018
		Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	847,895	5,017	(1)	852,912	780,831	3,750	(1)	784,581
Gross margin	53.8%			54.2%	56.7%			57.0%
Income/(loss) from operations	14,983	20,852	(1)	35,835	(124,022)	13,989	(1)	(110,033)
Operating margin	1.0%			2.3%	(9.0)%			(8.0)%
		20,852	(1)			13,989	(1)
		(6,296	)(2)			(5,352	)(2)
Net income/(loss) attributable to Phoenix New Media Limited	37,472	14,556		52,028	(63,222)	8,637		(54,585)
Net margin	2.4%			3.3%	(4.6)%			(4.0)%
Net income/(loss) per ADS—diluted	0.51			0.70	(0.87)			(0.75)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	73,804,238			73,804,238	72,635,557			72,635,557

(1) Share-based compensation

(2) Income from equity method investments, net of impairments

Non-GAAP to GAAP reconciling items have no income tax effect.